Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Dated November 4, 2021
Registration No. 333-260076

$85,000,000

3.250% Fixed-to-Floating Rate Subordinated Notes due 2031

TERM SHEET

Issuer:	Amalgamated Financial Corp. (the “Company”)
Security:	3.250% Fixed-to-Floating Rate Subordinated Notes due 2031 (the “Notes”)
Aggregate Principal Amount:	$85,000,000
Expected Ratings:	BBB- by Kroll Bond Rating Agency, Inc.
A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.
Pricing Date:	November 4, 2021
Settlement Date:	November 8, 2021 (T + 2)
Maturity Date (if not previously redeemed):	November 15, 2031
Interest:	From and including the Settlement Date to, but excluding, November 15, 2026, or the date of earlier redemption (the “Fixed Rate Period”) 3.250% per annum, payable semi-annually in arrears. From and including November 15, 2026 to, but excluding, the Maturity Date or the date of earlier redemption (the “Floating Rate Period”), a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined in the preliminary prospectus supplement under “Description of the Subordinated Notes — Interest”), plus a spread of 230 basis points for each quarterly interest period during the Floating Rate Period, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.
Interest Payment Dates:	Fixed Rate Period: May 15 and November 15 of each year, commencing on May 15, 2022. The last interest payment date for the Fixed Rate Period will be November 15, 2026.
Floating Rate Period: February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2027.

Record Dates:	1st calendar day of each month of the applicable interest payment date.
Day Count Convention:	Fixed Rate Period: 30/360.
Floating Rate Period: 360-day year and the number of days actually elapsed.
Redemption:

The Company may, at its option, beginning with the interest payment date of November 15, 2026, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) to the extent such approval is then required under the capital adequacy rules of the Federal Reserve Board, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption.

The Company may also redeem the Notes at any time prior to the Maturity Date, including prior to November 15, 2026, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve Board to the extent such approval is then required under the rules of the Federal Reserve Board, upon the occurrence of a “Tax Event,” a “Tier 2 Capital Event” (each as defined under “Description of Subordinated Notes—Redemption” in the Preliminary Prospectus Supplement), or the Company’s becoming required to register as an investment company pursuant to the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the date of redemption.

The Notes will not be subject to repayment at the option of the holder at any time prior to the Maturity Date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.
Use of Proceeds:	The Company intends to use the net proceeds of this offering for general corporate purposes, including for funding the cash consideration to be paid in the Company’s acquisition of Amalgamated Investments Company and for ongoing working capital needs.
Price to Public:	100% of the aggregate principal amount of the Notes
Ranking:

The Notes will be unsecured, subordinated obligations of the Company and:

•     will rank junior in right of payment and upon liquidation to any of the Company’s existing and all future Senior Indebtedness (as defined in the indenture pursuant to which the Notes will be issued and described under “Description of the Subordinated Notes” in the preliminary prospectus supplement);

•     will rank equal in right of payment and upon our liquidation with any of the Company’s existing and all of its future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes;

•     will rank senior in right of payment and upon the Company’s liquidation to any of our existing and all future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to indebtedness such as the Notes; and

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•      will be effectively subordinated to the Company’s existing and all of our future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to any of the existing and all of the future indebtedness of the Company’s subsidiaries, including without limitation Amalgamated Bank’s depositors, liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

As of June 30, 2021, on a consolidated basis, the Company’s outstanding debt and deposits totaled approximately $5.9 billion, the entire amount of which was comprised of deposits. In addition, as of June 30, 2021, the Company had no indebtedness that would rank senior to the subordinated notes, no indebtedness that would rank pari passu with the Notes, and no indebtedness that would rank subordinate to the Notes. The subordinated notes will, however, be structurally subordinated to the Company’s deposits. The indenture does not limit the amount of additional indebtedness the Company or its subsidiaries may incur.

CUSIP/ISIN:	022671 AA9 / US022671AA91
Listing:	The Notes will not be listed on any national securities exchange or quoted on any automated quotation system. Currently, there is no public trading market for the Notes.
Sole Book-Running Manager:	Keefe, Bruyette & Woods, A Stifel Company
Co-Manager:	Loop Capital Markets LLC

The Company has filed a registration statement (File No. 333-260076) (including a prospectus) and a preliminary prospectus supplement, dated November 4, 2021 (the “Preliminary Prospectus Supplement”), with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, the underwriters or any dealer participating in the offering will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by contacting Keefe, Bruyette & Woods, A Stifel Company at 787 Seventh Avenue, Fourth Floor, New York, NY 10019.

Capitalized terms used but not defined in this Pricing Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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